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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 15 November 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	15 November 2004
Number	37/04

BHP BILLITON TO SELL ITS INTERESTS IN THE LAMINARIA AND CORALLINA OIL FIELDS

BHP Billiton today announced it has agreed to sell its interests in the Laminaria and Corallina oil fields to Paladin Oil & Gas (Australia) Pty Ltd, a fully owned subsidiary of Paladin Resources plc, an independent oil and gas company listed on the London Stock Exchange.

The purchase price is US$150 million effective as at 1 July 2004, and is subject to adjustments for working capital and cash flow movements between 1 July 2004 and completion.

The sale of BHP Billiton's interests in the Laminaria and Corallina oil fields is part of the Company's active portfolio management strategy. Following a review, BHP Billiton's interests in the fields were identified as being non-core to BHP Billiton's future petroleum strategy.

The Laminaria and neighbouring Corallina oil fields were discovered in 1994 and 1995 respectively, and are located in the Timor Sea, about 550km west-north-west of Darwin, in offshore production licences AC/L5 and WA-18-L.

The fields were developed with a Floating Production Storage and Offloading facility, the Northern Endeavour, which is moored between the two oil fields in 385 metres of water. Oil production from Laminaria and Corallina commenced in November 1999, and a second phase of development commenced production in June 2002. The facility is operated by Woodside Energy Ltd.

The sale to Paladin is subject to the pre-emptive rights of joint venture participants, and formal government approvals. The transaction is expected to be completed in early 2005.

BHP Billiton has a 32.6125 per cent interest in Laminaria. The other participants are Woodside Energy Ltd (operator - 44.925 per cent) and Shell Development (Australia) Proprietary Limited (22.4625 per cent). The Laminaria field is unitised over licences AC/L5 and WA-18-L.

BHP Billiton has a 25 per cent interest in Corallina. The other participants are Woodside Energy Ltd (operator - 50 per cent) and Shell Development (Australia) Proprietary Limited (25 per cent).

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 15 November 2004